VIA EDGAR
April 27, 2012

Re:	Acceleration Request for The Carlyle Group L.P.
Registration Statement on Form S-1 (File No. 333-176685)
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Chambre Malone, Esq.
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, The Carlyle Group L.P., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 11:00 a.m., Washington D.C. time, on May 2, 2012, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.
     Call me at (212) 455-3986 with any questions.
Very truly yours,
/s/ Joshua Ford Bonnie
Joshua Ford Bonnie

April 27, 2012
VIA EDGAR

Re:	The Carlyle Group L.P.
Registration Statement on Form S-1
File No. 333-176685
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Chambre Malone, Esq.
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Carlyle Group L.P. (the “Partnership”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 11:00 a.m., Washington, D.C. time, on May 2, 2012, or as soon as possible thereafter. In this regard, the Partnership is aware of its obligations under the Securities Act.
The Partnership acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE CARLYLE GROUP L.P.

By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Jeffrey W. Ferguson Name: Jeffrey W. Ferguson
Title: Managing Director, General Counsel

April 27, 2012
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Chambre Malone, Esq.

Re:	The Carlyle Group L.P. Registration Statement on Form S-1 Registration No. 333-176685
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of The Carlyle Group L.P. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will be declared effective at 11:00 a.m., Washington D.C. time, on Wednesday, May 2, 2012, or as soon thereafter as practicable.
In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
The following information with respect to the distribution of the Preliminary Prospectus dated April 13, 2012 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the Registration Statement.
The undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus, dated April 13, 2012, through the date hereof:
Preliminary Prospectus, dated April 13, 2012:
15,000 copies were distributed to prospective underwriters, institutional investors, dealers and others.

Yours truly,
J.P. MORGAN SECURITIES LLC
CITIGROUP GLOBAL MARKETS INC.
CREDIT SUISSE SECURITIES (USA) LLC
As Representatives of the Several Underwriters
By: J.P. Morgan Securities LLC

By:	/s/ R. Ray Craig Name: R. Ray Craig
Title: Executive Director
By: Citgroup Global Markets Inc.

By:	/s/ Shawn Munday Name: Shawn Munday
Title: Director
By: Credit Suisse Securities (USA) LLC

By:	/s/ Joseph Lovell Name: Joseph Lovell
Title: Director
[Signature Page to Acceleration Request]